MANSON CREEK RESOURCES LTD.
Unaudited Interim Financial Statements
March 31, 2008

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at March 31, 2008 nor the unaudited interim statements of net and comprehensive earnings (loss) and deficit and cash flows for the three and six month periods ended March 31, 2008 and March 31, 2007.

Manson Creek Resources Ltd.
Interim Balance Sheets

	March 31, 2008 (Unaudited)	September 30, 2007
Assets		
Current		
Cash and cash equivalents Note 3	$ **415,296**	$ 653,021
Accounts receivable	**8,056**	48,743
Due from related parties Note 10	**10,666**	1,634
Prepaid expenses	**9,144**	16,082
	443,162	719,480
Other assets Note 4	**35,382**	22,382
Mineral properties and equipment Note 5	**2,013,430**	1,879,666
	$ **2,491,974**	$ 2,621,528
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **17,216**	$ 33,080
Due to related parties Note 10	**18,191**	16,830
Asset retirement obligation Note 6	**14,424**	14,424
	49,831	64,334
Shareholders' Equity		
Capital Stock Note 7	**9,013,956**	9,146,456
Warrants Note 7	**433,902**	433,902
Contributed Surplus Note 7	**555,863**	500,863
Deficit	**(7,561,578)**	(7,524,027)
	2,442,143	2,557,194
	$ **2,491,974**	$ 2,621,528

Nature and continuance of operations Note 1
Commitments Note 11

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.

Interim Statements of Net and Comprehensive Earnings (Loss) and Deficit

(Unaudited – prepared by management)

	Three months ended March 31		Six months ended March 31	
	2008	2007	**2008**	2007
Expenses				
General and administrative Note 8	**$ 56,715**	$ 60,143	**$ 175,562**	$ 108,270
Professional fees	**3,113**	1,478	**7,837**	2,912
Reporting to shareholders	**26,790**	19,569	**29,873**	25,464
Stock exchange and transfer agent fees	**3,499**	2,354	**5,462**	5,327
Amortization of capital assets	**335**	535	**669**	1,193
	(90,452)	(84,079)	**(219,403)**	(143,166)
Other Income (Expense)				
Interest and other	**4,742**	10,325	**11,567**	17,230
Write-down of mineral properties Note 5	**-**	(2,918)	**(1,715)**	(80,734)
Loss before income taxes	**(85,710)**	(76,672)	**(209,551)**	(206,670)
Future income tax recovery Note 7(b)	**172,000**	210,000	**172,000**	210,000
Net and Comprehensive Earnings (Loss)	**86,290**	133,328	**(37,551)**	3,330
Deficit, beginning of period	**(7,647,868)**	(7,504,405)	**(7,524,027)**	(7,374,407)
Deficit, end of period	**$(7,561,578)**	$ (7,371,077)	**$(7,561,578)**	$(7,371,077)
Net and Comprehensive Earnings (Loss) per share:				
Basic and diluted	**$0.00**	$0.00	**$0.00**	$0.00
Weighted average number of shares outstanding:				
Basic and diluted	**40,177,899**	34,628,495	**40,073,573**	31,062,928

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended March 31		Six months ended March 31	
	2008	2007	**2008**	2007
Increase (decrease) in cash and cash equivalents				
Operating activities				
Interest and other income received	**$ 4,742**	$ 10,326	**$ 11,567**	$ 17,230
Cash operating expenses	**(118,187)**	(94,994)	**(182,808)**	(141,494)
	(113,445)	(84,668)	**(171,241)**	(124,264)
Financing activities				
Private placement proceeds	**-**	-	**-**	755,000
Share issue costs	**-**	(409)	**-**	(53,189)
Yukon mineral exploration grant	**-**	7,938	**-**	7,938
	-	7,529	**-**	709,749
Investing activities				
Mineral property additions	**(25,784)**	(20,730)	**(51,484)**	(107,264)
Domain name purchase	**(15,000)**	-	**(15,000)**	-
	(40,784)	(20,730)	**(66,484)**	(107,264)
Increase (decrease) in cash and cash equivalents	**(154,229)**	(97,869)	**(237,725)**	478,221
Cash and cash equivalents,				
Beginning of period	**569,525**	1,220,202	**653,021**	644,112
End of period	**$ 415,296**	$1,122,333	**$ 415,296**	$1,122,333

Supplementary Information:
Interest and taxes
The Company expended $11,664 on Part XII.6 tax during the three and six months ended March 31, 2008. This amount is included in cash operating expenses above. Apart from this tax, there were no expenditures on interest or taxes during the three and six month periods ended March 31, 2008. The Company did not expend cash on interest or taxes during the three and six months ended March 31, 2007.

Non-cash transactions
Six months ended March 31, 2008
The Company issued 300,000 of its common shares, valued at $39,500, pursuant to option agreements to acquire interests in the Molygarchy, Meridian, Gillman and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

The Company granted stock options to officers and directors and recorded a non-cash charge for stock-based compensation expense of $55,000 that is included in general and administrative expenses. (Note 8)

Six months ended March 31, 2007
The Company issued 225,000 of its common shares, valued at $21,250, pursuant to option agreements to acquire interests in the Cuprum, Meridian, Black Lake and Gillman mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

1. Basis of presentation, nature and continuance of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing or to commence profitable operations. The Company will periodically have to raise additional funds to continue operations and, while it has successfully issued equity to finance operations and exploration in the past, there can be no assurance it will be able to do so in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of the accounting policies described in note 2 below. These unaudited interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Newly adopted and future accounting policies

Newly adopted
Effective October 1, 2007, the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future
Section 1400, General Standards of financial Statement Presentation, has been amended effective for the Company's fiscal 2009 first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

3. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions. At March 31, 2008, these instruments were yielding an interest rate of 3.7% per annum.

Restricted Cash

Included in cash and cash equivalents at March 31, 2008 are unexpended proceeds from flow-through share issuances in the amount of $230,000 that are restricted for use on qualifying exploration expenditures in British Columbia. The Company is committed to incur these costs by December 31, 2008.

4. **Other assets**	March 31, 2008	Sept. 30, 2007
Long-term prepaid expense	$ 3,382	$ 3,382
Domain name	15,000	-
Mineral exploration deposits	17,000	19,000
	$ 35,382	$ 22,382

The Company acquired the domain name "gold.ca" from a company related by virtue of one common officer. The terms of the transaction were agreed to by the non-related officers of the respective companies. The acquisition was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties. The domain name is an intangible asset with an indefinite life, consequently it will not be amortized, but will be subject to an annual assessment to determine if there has been an impairment in value. Impairment in value will result in a write-down of the asset and a charge against earnings.

5. Mineral properties and equipment

The following schedules summarize mineral property transactions during the six months ended March 31, 2008 and March 31, 2007:

2008		**Yukon**		**Sask.**		**British Columbia**		
Exploration expenditures:	**Total**	**Cuprum**	**Moly-garchy**	**Black Lake**	**Other**	**Gillman**	**Meridian**	**CR**
Balance September 30, 2007	**$1,663,781**	**$50,690**	**$ -**	**$887,380**	**$ -**	**$33,893**	**$66,616**	**$625,202**
Geological consulting	18,454	748	1,870	10,162	312	249	3,803	1,310
Geochemical analysis	22,050	-	95	20,209	1,403	-	343	-
Geophysical	3,658	1,018	-	880	-	-	880	880
Field costs	988	309	198	82	-	-	236	163
Drilling and drilling preparation	1,382	-	-	1,382	-	-	-	-
Travel and accommodation	1,045	-	-	-	-	-	1,045	-
Air support	1,969	1,969	-	-	-	-	-	-
Write-down of mineral properties	(1,715)	-	-	-	(1,715)	-	-	-
Balance March 31, 2008	**1,711,612**	**54,734**	**2,163**	**920,095**	**-**	**34,142**	**72,923**	**627,555**
Property acquisition costs:								
Balance September 30, 2007	**210,865**	**41,468**	**-**	**18,400**	**-**	**20,369**	**29,565**	**101,063**
Costs incurred	86,602	-	11,592	20,125	-	21,385	33,500	-
Balance March 31, 2008	**297,467**	**41,468**	**11,592**	**38,525**	**-**	**41,754**	**63,065**	**101,063**
Total mineral properties March 31, 2008	**$2,009,079**	**$96,202**	**$13,755**	**$958,620**	**$ -**	**$75,896**	**$135,988**	**$728,618**
Equipment	25,084							
Accumulated amortization	(20,733)							
Total mineral properties and equipment March 31, 2008	**$2,013,430**							

5. **Mineral properties and equipment** (continued)

2007		Yukon	Saskat-chewan	British Columbia				
Exploration expenditures:	**Total**	**Cuprum**	**Black Lake**	**Gillman**	**Meridian**	**Palomino**	**CR**	**Other**
Balance September 30, 2006	$ 551,208	$ 56,045	$ -	$ 30,265	$ 61,942	$ 46,814	$356,014	$ 128
Geological consulting	23,949	1,371	9,009	998	3,491	2,994	5,611	475
Geochemical analysis	2,964	-	-	206	275	2,029	-	454
Field costs	8,816	365	943	-	19	2,716	4,632	141
Drilling and drilling preparation	13,908	-	-	-	-	13,908	-	-
Travel costs	5,672	596	1,023	482	585	850	1,564	572
Mineral exploration grant	(7,938)	(7,938)	-	-	-	-	-	-
Mineral property write-offs	(71,081)	-	-	-	-	(69,311)	-	(1,770)
Balance March 31, 2007	**527,498**	**50,439**	**10,975**	**31,951**	**66,312**	**-**	**367,821**	**-**
Property acquisition costs:								
Balance September 30, 2006	115,312	16,281	-	10,000	11,315	9,653	68,063	-
Costs incurred	69,146	22,996	18,400	9,290	18,250	-	-	210
Mineral property write-offs	(9,653)	-	-	-	-	(9,653)	-	-
Balance March 31, 2007	**174,805**	**39,277**	**18,400**	**19,290**	**29,565**	**-**	**68,063**	**210**
Total mineral properties March 31, 2007	**$ 702,303**	**$ 89,716**	**$ 29,375**	**$ 51,241**	**$ 95,877**	**$ -**	**$435,884**	**$ 210**
Equipment	23,115							
Accumulated amortization	(17,789)							
Total mineral properties and equipment March 31, 2007	**$ 707,629**							

6. **Asset retirement obligation**

	March 31 2008	September 30 2007
Balance, beginning of year	**$ 14,424**	$ 15,000
Reclamation work performed during the period	**-**	(576)
Balance, end of period	**$ 14,424**	$ 14,424

The asset retirement obligation at the respective period-ends estimates the cost for removal of empty fuel drums and miscellaneous items from the Company's camp in the Yukon and for trench reclamation at its CR property in British Columbia. Management has determined that it will include the remaining clean-up in its fiscal 2008 exploration plans. Management has estimated that discounted clean-up obligations for subsequent future periods are not significant. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. **Capital Stock, Warrants and Contributed Surplus**

a) **Authorized**

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

7. Capital Stock, Warrants and Contributed Surplus (continued)

b) Issued

	Number of Shares	Share Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2007	39,886,141	$9,146,456	$ 500,863	9,788,234	$433,902
Stock-based compensation Note 8	-	-	55,000	-	-
Issued pursuant to property acquisitions	300,000	39,500	-	-	-
Tax effect of flow-through shares	-	(172,000)	-	-	-
Balance March 31, 2008	40,186,141	$9,013,956	$ 555,863	9,788,234	$433,902

During the six months ended March 31, 2008, the Company issued 75,000 shares pursuant to each of the Gillman, British Columbia and Black Lake, Saskatchewan mineral property acquisitions, 50,000 shares pursuant to the Molygarchy, Yukon mineral property acquisition and 100,000 shares, pursuant to the Meridian, British Columbia mineral property acquisition. The acquisition costs were valued using the market price of the Company's shares on the issue date.

During the three months ended March 31, 2008, the Company renounced, in aggregate, $593,000, (three months ended March 31, 2007 - $655,000), of flow-through share tax benefits that pertained to previous fiscal years' flow-through financings. The tax effect of $172,000, (2007 - $210,000), has been recorded as a reduction of capital stock. The deferred taxes that resulted from this transaction were completely offset through the utilization of previously unrecognized tax benefits. This resulted in a future income tax recovery in the current periods ended March 31, 2008 and March 31, 2007.

c) Outstanding options

The following summarizes options outstanding at March 31, 2008 that may be exercised to purchase the number of common shares indicated.

Expiry Date	Number of Shares	Price
December 20, 2012	1,025,000	$0.10
April 26, 2011	100,000	$0.14
May 12, 2010	675,000	$0.16
	1,800,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average trading price per share for the last five trading days before the grant date. All of the above options vested immediately upon granting.

d) Option transactions

	Number of options	Weighted-average exercise price
As at September 30, 2007	775,000	$ 0.16
Granted	1,025,000	$ 0.10
As at March 31, 2008	1,800,000	$ 0.13

7. Capital Stock, Warrants and Contributed Surplus (continued)

e) Warrants

No warrant transactions occurred during the six months ended March 31, 2008. Warrants outstanding at March 31, 2008 are summarized below:

Description	Number of Warrants	Exercise Price	Expiry
Flow-through warrants	2,435,294	$0.20	Apr. 17/08
Warrants	2,600,000	$0.13	Dec. 28/08
Series A warrants	926,470	$0.23	Jul. 31/08
Series B warrants	926,470	$0.40	Jul.31/09
Series C warrants	2,900,000	$0.35 year one $0.50 year two	Jul.31/09
	9,788,234		

Each warrant can be exercised to acquire one common share or flow-through share as the case may be at the price indicated in the table above. Subsequent to March 31, 2008, 2,435,294 flow-through warrants expired without exercise.

8. Stock-based compensation

Included in general and administrative expenses for the six months ended March 31, 2008 is stock based compensation in the amount of $55,000. The fair value of the compensation was determined using the Black Scholes option-pricing model assuming 99% volatility, 3.9% risk-free interest rate and an expected option life of 2 years for the 1,025,000 options granted at an exercise price of $0.10 per share.

9. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

	Carrying value	
Category	Mar. 31, 2008	Sept. 30, 2007
Held for trading (Cash and Cash Equivalents)	$ 415,296	$ 653,021
Loans and receivables (Accounts receivable & due from related parties)	$ 18,722	$ 50,377
Other financial liabilities (Accounts payable and accrued liabilities & due to related parties)	$ 35,407	$ 49,910

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

10. Related party transactions

A company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the six months ended March 31, 2008 was $7,000, (2007 - $16,000). Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the six months ended March 31, 2008 was $70,000, (2007 - $68,000). Related party payables at March 31, 2008 and September 30, 2007 related to unpaid consultants' billings and general and administrative and secretarial billings.

The Company sublet office space to companies related by virtue of certain common officers and directors. Further, the Company incurred certain administrative costs on behalf of these related parties and billed them for their share of such costs. The aggregate base rent, operating and administrative costs charged to the related companies was $64,000 during the six months ended March 31, 2008, (2007 - $52,000). Due from related parties at March 31, 2008 pertains to these administrative charges.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Refer also to note 4.

11. Commitments

Rent
The Company rents office space pursuant to a lease agreement that extends to December 31, 2011. The Company's remaining base lease commitments by fiscal year are as follows:

2008	$46,800	2010	$93,500	2012	$23,400
2009	$93,500	2011	$93,500		

Two companies related by virtue of common officers and/or directors are, in aggregate, committed to pay 69% of the above-noted rent pursuant to sublease agreements.

Drilling
The Company entered into a drilling contract during the six months ended March 31, 2008 that requires a minimum of 5,000 feet be drilled resulting in an approximate commitment of $175,000 including mobilization and demobilization.

Mineral Property Acquisitions
Pursuant to mineral property acquisition agreements, the Company is committed to make payments in cash and shares of its common stock. Should the Company decide to terminate the option agreements at any time, it is not liable for future cash and share issuances. Assuming that the Company does not terminate any of the agreements in place at March 31, 2008, the Company is committed to the following cash and share issuance payments as at March 31, 2008:

Fiscal Year payment is due	Cash Commitment	Share Issuance Commitment
Remainder of 2008	$ 20,000	125,000
2009	$ 100,000	850,000
2010	$ 100,000	800,000
2011	$ 30,000	150,000
	$ 250,000	1,925,000

The Company is further committed to incur a minimum of $300,000 in exploration costs on the Molygarchy project prior to November 30, 2009.

12. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Certain of the agreements require expenditures be incurred in a specific province. As indicated in note 3, as at March 31, 2008, the Company is required to incur $230,000 of qualifying exploration expenditures in British Columbia by December 31, 2008. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures.

13. Seasonality or Cyclicality

The Company incurs substantially all of its mineral property exploration expenditures during the months of March through October.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2008

The information included in this document should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2008 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 26, 2008. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Manson Creek Resources Ltd., (the Company), trading as MCK on the TSX.V, is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) Six months ended March 31, 2008 Highlights

a) Announced drilling results from the two-phase drilling program on the Black Lake, Saskatchewan prospective uranium property, including intervals of 0.179% U_3O_8 over 2.51 meters and 0.118% U_3O_8 over 1.97 meters in the Charlebois Lake Zone and 0.010% U_3O_8 over 1.5 meters, 0.012% U_3O_8 over 0.85 meters and 0.012% U_3O_8 over 0.71 meters in the A Zone.
b) Inspected the Meridian, British Columbia gold/silver project infrastructure as preparation for the anticipated 2008 diamond drilling program, confirming that the drill pads and drill roads constructed in 2006 continue to be in excellent condition.
c) Investigated a prospective molybedenum property 40 kilometers northeast of Whitehorse, Yukon, and entered into an acquisition agreement to acquire, over a two year period, a 100% interest in the Molygarchy property.
d) Entered into a contract with a drilling company for the drilling program on Meridian.
e) Investigated possible joint-venture or option opportunities for the Company's Saskatchewan Black Lake uranium property.

3) Mineral Properties

Yukon

a) Molygarchy

During the six months ended March 31, 2008, the Company entered into an acquisition agreement to acquire a 100% interest in this prospective molybdenum property. The Company paid $5,000 and issued 50,000 of its common shares upon regulatory approval of the transaction. It is further obligated to pay $40,000 in cash and issue 400,000 of its common shares over two years ending November 30, 2009 as well as being obligated to expend a minimum of $300,000 on the project over two years in order to acquire the 100% interest subject to a 2.5% net smelter royalty that is retained by the vendor. The Company may purchase, at its election, a 1.5% net smelter royalty from the vendor for $1,500,000.

The 732 hectare Molygarchy property, located proximal to infrastructure and roads, hosts disseminated fine to coarse crystalline molybdenum mineralization in a strongly altered granitic intrusive. Sampling conducted by a previous explorer included 72 rock samples with the highest reported assay being 0.440% molybdenum, (Mo). Nine samples returned values greater than 0.100% Mo and thirty-six samples returned assays of greater than 0.010% Mo. The two discovery showings are located 360 meters apart with abundant mineralized float occurring in the intervening overburden-covered area. The main showing has mineralization exposed for over 50 meters. Ground magnetic surveys conducted over the mineralized trend have defined an open-ended magnetic low in association with the mineralization.

Management plans to conduct a geological mapping, prospecting and geophysical surveying program, with an approximate budget of $90,000, this year to delineate the open-ended mineralized trend. The results of this program will be used to evaluate the size potential of the occurrence and outline areas of interest to be trenched and/or drilled.

b) Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $25,000 to date), and issue 450,000, (issued 100,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5%, (three quarters of the vendor's interest), could be purchased at the discretion of the Company for $1,500,000. The Company received an extension for the option payment due in October, 2007 of $15,000 and 100,000 shares so that it has time to assess possible exploration options. The extension will result in this payment being due in October, 2008 along with the original October, 2008 amount due.

In July, 2006 a geophysical survey provided magnetic survey data outlining a weak to moderately magnetic causative body that is over 1,000 meters in length in an overburden-covered area. This magnetic feature, the "Wishbone Anomaly,' is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The west limb of the Wishbone Anomaly is located along strike, and south of the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey did not cover the entire anomaly to the south where it is thought the limbs converge. The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values of 44 to 201 parts per million copper, 204 to 1,275 parts per million zinc, 10 to 331 parts per million lead, and 0.2 to 1.2 parts per million silver. The Company staked an additional 160 hectares adjacent to the Cuprum claims to fully encompass the anomaly. The Company will perform a Mag survey

3) Mineral Properties (continued)

Yukon

Cuprum (continued)

in the late Spring or early Summer of 2008, with a budget of approximately $5,000, to determine if the anomaly related to the mineralized skarn demonstrates sufficient size potential for the project to be worthy of further exploration.

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $52,500 to date), and issue 575,000 common shares, (issued 300,000 to date), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which, (two thirds of the vendor's interest), may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares, as one of the peripheral tenures was allowed to lapse in 2006. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry Zone, and the North Porphyry-Breccia Zone. The Company was encouraged by the results of its first phase of surface exploration in fiscal 2004. The program confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South Porphyry Zone, expanded targets at the North Porphyry Zone, and identified a new high priority exploration target.

During the summer 2005 exploration program, the Company undertook a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the South Porphyry Zone. The work completed to the end of fiscal 2005; mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width.

The 2006 IP geophysical survey identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth.

The Company completed 1,988 meters of diamond drilling in May, 2007 as a follow up to the 2005 diamond drilling and the 2006 IP geophysical survey. The drilling program, had an early stage budget of $264,000, and actual costs aggregated $260,000. The seven hole drill program further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper. The drill program further outlined the strongly mineralized potential of the South Porphyry Zone.

During fiscal 2008 specialized geological software will be utilized to model the 15 drill holes in an effort to further understand the mineralized body.

b) Meridian

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $87,500, (paid $37,500 to date), and issuing 475,000, (issued 200,000 to date), of the Company's common shares.

3) Mineral Properties (continued)

b) Meridian (continued)

In the course of the due diligence visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. Excessive rainfall in the prior year limited access to the property during 2007. A two-part mapping, prospecting and drill program is expected to commence in late May, 2008 with an approximate budget of $265,000.

c) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $25,000 to date), and issuing 475,000, of the Company's common shares, (issued 100,000 to date).

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006 resulting in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July, 2006 in conjunction with the drill road construction on the nearby Meridian claim group. A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August, 2006. The Company has identified five distinct precious and base metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

Exploration on the property was temporarily postponed due to limited road access as a result of significant precipitation in the area and due to a greater focus on the CR and Black Lake properties during the 2007 exploration season. Management plans to undertake a prospecting, structural mapping and possibly VLF survey and soil sampling program in the summer of 2008 with an estimated budget of $35,000.

Saskatchewan

Black Lake

During the year ended September 30, 2007, the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating $20,000, (paid $20,000 to date), and issuing 400,000, of the Company's common shares, (issued 150,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for $1,500,000.

The claims, comprising approximately 5,484 hectares, are approximately 30 kilometers east of Stony Rapids in northern Saskatchewan. The property is being explored for basement-hosted uranium deposits. The claims host known uranium occurrences, and are located within, or near, major regional trends

3) Mineral Properties (continued)

Black Lake

believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

The Company completed a two phase exploration program on the property. The first phase of exploration involved examining two significant target zones; the A Zone and Charlebois Lake. The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% to 0.589% U_3O_8. The pegmatites within the A Zone locally contained abundant molybdenum with assay values ranging from 0.077% to 0.302%. The Charlebois Lake Zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May, 2007 sampling program, returned values from 0.001% to 0.090% U_3O_8. The assay results from the first phase continue to support the Company's exploration concept of a bulk tonnage deposit model.

The second phase, helicopter-supported diamond drill program commenced July 17, 2007. The drill program was designed to test the two significant anomalous areas; the A zone and the Charlebois Lake Zone. The drilling on the A Zone was completed in mid-August. Three drill holes, aggregating 716.54 meters, tested the zone. Drilling of two holes, aggregating 782.03 meters, was completed on the Charlebois Lake Zone by the end of August, 2007.

In December, 2007, the Company announced the assay results for the diamond drill program. The drilling successfully intersected significant volumes of pegmatite-hosted uranium mineralization along the multi-kilometer radiometric anomaly at Charlebois Lake. Intervals of 0.179% U_3O_8 over 2.51 meters and 0.118% U_3O_8 over 1.97 meters were drilled 480 meters apart along the strike of the Charlebois Lake Zone. Each of these intervals was hosted within broader, moderately mineralized, areas of 0.080% U_3O_8 over 6.52 meters and 0.040% U_3O_8 over 11.86 meters respectively. The preliminary results of the drilling continue to support the Company's belief that the region has the potential to host a "Rossing" style uranium deposit. (The Rossing uranium deposit is a bedrock-hosted, bulk-tonnage style model located in Namibia. The mine at Rossing has been in production over 30 years at grades of 0.2% to 0.3% U_3O_8).

The three drill holes that tested the A Zone also intersected significant volumes of mineralized granite/pegmatite. Significant intercepts included 0.010% U_3O_8 over 1.5 meters, 0.012% U_3O_8 over 0.85 meters, and 0.012% U_3O_8 over 0.71 meters. It is likely that near-surface oxidative weathering processes were responsible for leaching uranium from primary igneous minerals and re-concentrating it in secondary uranium minerals such as the uranophane observed during geological mapping. The Company is currently investigating possible joint venture or option opportunities for this property.

4) Operating Results

Six months ended March 31, 2008 compared to six months ended March 31, 2007:

A summarized statement of operations appears below to assist in the discussion that follows:

Six months ended March 31	2008	2007	Variance (negative) positive
Interest and other	**$ 11,567**	$ 17,230	$ (5,663)
General and administrative	**(175,562)**	(108,270)	(67,292)
Reporting to shareholders	**(29,873)**	(25,464)	(4,409)
Professional fees	**(7,837)**	(2,912)	(4,925)
Other	**(6,131)**	(6,520)	389
Write-off of mineral property	**(1,715)**	(80,734)	79,019
Future income tax recovery	**172,000**	210,000	(38,000)
Net and comprehensive earnings (loss)	**$ (37,551)**	$ 3,330	$ (40,881)

4) Operating Results (continued)

The comparative period write-off of mineral property pertained to the Palomino, B.C. property as management determined that drill results were not sufficient to warrant continuing exploration and incurring further acquisition costs in the future. The current period write-off pertained to costs incurred to investigate mineral properties that were not acquired. Future income tax recoveries pertained to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock.

General and administrative costs increased approximately $67,000 over the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Six months ended March 31	**2008**	**2007**
Administrative consulting fees	$ 49,909	$ 45,310
Stock-based compensation	55,000	-
Travel and promotion	22,062	19,516
Occupancy costs	24,556	17,944
Office, secretarial and supplies	7,571	15,490
Insurance	10,500	6,023
Investor relations	3,200	-
Miscellaneous	1,523	1,646
Networking/website	1,241	2,341
Total	$ 175,562	$ 108,270

The most significant contributor to the increased general and administrative expenses was stock-based compensation of $55,000 that was recorded during the six months ended March 31, 2008. This is a non-cash charge that estimates the value of stock options granted in the period. No stock options were granted in the comparative period. Travel and promotion increased $3,000. The President attended the Yukon Geoscience Conference in the current period but not in the comparative period. The President of the Company attended the PDAC Convention in Toronto and the Mineral Exploration Round-up in Vancouver in the current and comparative period.

Occupancy costs increased $7,000 due to the fact that the Company extended their office lease effective January 1, 2007 at a greater per square foot cost that was indicative of the Calgary rental market at that time. The $8,000 decrease in office and secretarial costs pertained primarily to the fact that increased administrative time was spent on the private placement that occurred in the comparative period. There was no private placement financing in the current period. Insurance increased over the previous period due to the fact that the Company acquired Directors' and Officers' Liability insurance late in fiscal 2007 for the first time. The investor relations cost of $3,200 in the current period pertained to a one-off email dissemination of the Company's December 13, 2007 news release.

The following summarizes the components of professional fees included in the statement of earnings:

Six month ended March 31,	**2008**	**2007**
Legal and filing fees	**$7,992**	$ 4,125
Audit fees	**(155)**	(1,213)
Total	**$7,837**	$ 2,912

The increase in legal fees pertains primarily to tax work associated with flow-through shares that was performed in the current period.

4) Operating Results (continued)

Three months ended March 31, 2008 compared to three months ended March 31, 2007

The Company recorded earnings of $86,290 for the three months ended March 31, 2008 and earnings of $133,328 for the three months ended March 31, 2007. The significant variances quarter to quarter that resulted in a decrease in earnings of $47,000 were as follows:

Three months ended March 31	2008	2007	Variance
Interest and other income	**$ 4,742**	$ 10,325	$ (5,583)
Reporting to shareholders	**(26,790)**	(19,569)	(7,221)
Future income tax recovery	**172,000**	210,000	(38,000)
Other	**(63,662)**	(67,428)	3,766
Net and comprehensive earnings (loss)	**$ 86,290**	$ 133,328	$ (47,038)

The decline in interest and other income is primarily due to lower average cash balances. The increase in reporting to shareholders costs is attributable to increased postage rates and printing costs as well as timing differences in when the costs were incurred. The future income tax recoveries will vary with changes in the amount of expenditures renounced and changes in tax rates.

5) Liquidity and Capital Resources

The Company's working capital position at March 31, 2008 was $393,000, (September 30, 2007 - $655,000). The large decrease in receivables of $40,000 from September 30, 2007 to March 31, 2008 was primarily attributable to GST credits receivable at September 30, 2007 that pertained to the significant drilling expenditures that were incurred in Saskatchewan in the last quarter of fiscal 2007. Exploration expenditures in the first half of fiscal 2008 were minimal by comparison, as were the GST credits associated therewith. The increase in amounts due from related parties pertained to the Company's billing to related companies of mailing costs for annual reports. The Company expended $51,000 cash, on mineral property exploration during the six months ended March 31, 2008, (2007 - $107,000). Cash operating expenses in excess of interest income aggregated $171,000 during the six months ended March 31, 2008, (2007 - $124,000). Further, the Company paid $15,000 for the purchase of the gold.ca domain during the current period.

During the comparative period $702,000 net of issue costs was received through a private placement and an $8,000 exploration grant was received.

Management believes that there are sufficient funds to finance administrative costs for the year ended September 30, 2008 as well as the British Columbia exploration expenditures that are required to meet the Company's flow-through share expenditure obligation for the upcoming year. However, additional financing is required in order for the Company to undertake the planned 2008 exploration programs contemplated above as well as covering current mineral property acquisition cash commitments.

Subsequent to period end, the Company announced a proposed non-brokered private placement of up to 3,076,923 flow-through common shares at a price of $0.13 per flow-through common share and up to 1,500,000 common units at a price of $0.10 per common unit for maximum proceeds of $550,000. The common units will be comprised of one common share and one share purchase warrant. Each share purchase warrant will allow the purchase of one common share at a price of $0.15 per share for a period of two years following the closing of the financing. Finder's warrants will be granted that may be exercised to purchase up to the number of common shares at $0.13 per share that would equate to 6.5% of the gross proceeds received from investors identified by registered dealers. The finders' warrants may be exercised during the two years following the closing date. Further a cash finder's fee of 7.5% of proceeds will be payable on a portion of the financing to registered dealers. The proposed financing is subject to regulatory approval. If the full proposed private placement is subscribed, the proceeds will finance the planned exploration and site restoration work for this Spring and Summer as well as property acquisition costs for the current fiscal year. Additional financing will be required for future years' administrative, exploration and property acquisition costs.

6) Contractual Obligations

Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments as at March 31, 2008 for the ensuing five **fiscal** years:

Remainder of	2008	$46,800	2010	$93,500	2012	$23,400
	2009	$93,500	2011	$93,500		

Pursuant to sublease agreements, related companies will be responsible for 69% of the aforementioned payments.

As at March 31, 2008, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Meridian, Gillman, Cuprum, Molygarchy and Black Lake properties are as follows:

Fiscal year of payment	Cash	Common Shares
Remainder of 2008	$ 20,000	125,000
2009	$100,000	850,000
2010	$100,000	800,000
2011	$ 30,000	150,000
Total	$250,000	1,925,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments.

The Company entered into a drilling contract during the six months ended March 31, 2008 that requires a minimum of 5,000 feet be drilled resulting in an approximate commitment of $175,000 including mobilization and demobilization.

7) Financing

On July 31, 2007 the Company closed a non-brokered private placement consisting of 1,852,940 units, (Common Units), at a price of $0.17 per Common Unit and 2,900,000 flow-through units, (FT Units), at a price of $0.20 per FT Unit, for gross proceeds of $895,000. Each Common Unit consisted of one common share, one-half of one Series A common share purchase warrant and one-half of one Series B common share purchase warrant. Each FT Unit consisted of one flow-through share and one Series C common share purchase warrant. Each full Series A warrant may be exercised to acquire one common share at $0.23 per share to July 31, 2008. Each full Series B warrant may be exercised to acquire one common share at $0.40 per share to July 31, 2009. Each Series C warrant may be exercised to acquire one common share at $0.35 per share if purchased by July 31, 2008, or at a price of $0.50 per share if purchased from August 1, 2008 to July 31, 2009. The proceeds of the FT Units must be expended on qualifying exploration expenditures. The proceeds of the Common Units provided working capital and were expended on exploration expenditures. To March 31, 2008, $350,000 of the $580,000 flow-through financing had been expended on qualifying exploration. Management plans to expend the remaining $230,000 during the third quarter of fiscal 2008 on its British Columbia drilling program.

As discussed under 5) Liquidity and Capital Resources, the Company is planning a non-brokered private placement. The financing is subject to regulatory approval.

8) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

9) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest and other income	$ 34,950	$ 18,441	$ · 10,324
Net and Comprehensive Loss	$ (149,620)	$ (436,035)	$ (1,010,806)
Basic and diluted loss per share	$0.00	$(0.02)	$(0.05)
Financial Position			
Working capital	$ 655,146	$ 609,464	$ 509,257
Total assets	$ 2,621,528	$ 1,368,462	$ 1,300,600
Capital Stock	$ 9,146,456	$ 8,133,464	$ 7,651,822
Warrants	$ 433,902	$ 318,529	$ 300,000
Contributed Surplus	$ 500,863	$ 227,334	$ 221,334
Deficit	$(7,524,027)	$(7,374,407)	$(6,938,372)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000, (2006 - $263,000, 2007 - $94,000), and the recording of stock option compensation expense of $130,000, (2006 - $6,000, 2007 - $Nil).

10) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	March 31 2008	Dec 31 2007	Sept 30 2007	June 30 2007	Mar 31 2007	Dec.31 2006	Sept 30 2006	June 30 2006
Interest & Other	$ 4,742	$ 6,825	$ 9,083	$ 8,639	$ 10,324	$ 6,904	$ 9,264	$ 3,088
Loss before mineral property write-offs and income tax recoveries	(85,710)	(122,126)	(74,491)	(65,143)	(73,754)	(52,182)	(44,324)	(75,778)
Mineral property write-offs	-	(1,715)	(12,148)	(1,168)	(2,918)	(77,816)	-	(262,717)
Loss before tax	(85,710)	(123,841)	(86,639)	(66,311)	(76,672)	(129,998)	(44,324)	(338,495)
Future income tax recovery	172,000	-	-	-	210,000	-	-	15,000
Net and Comprehensive Earnings (Loss)	$ 86,290	$(123,841)	$(86,639)	$(66,311)	$133,328	$(129,998)	$(44,324)	$(323,495)
Basic and diluted earning (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ (0.01)

The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors.

Stock-based compensation cost of $55,000 contributed to the relatively higher loss in the three months ended December 31, 2007. Site restoration expense of $28,000 in the quarter ended June 30, 2006 contributed to the comparatively larger loss before mineral property write-offs.

Interest revenue varies with the amount of invested cash and interest rates. General and administrative expenses are generally higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods.

11) Directors and Officers

Regan Chernish	*Director and President*
Jean Pierre Jutras	*Director and Vice-President*
Doug Porter	*Director*
Shane Ebert	*Director*
Doug Bryan	*Director*
Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the six months ended March 31, 2008:

i) received or accrued $32,000, (2007 - $26,000), from corporations related by virtue of common officers and directors for rent of shared office space and $32,000, (2007 - $26,000), for lease operating and certain administrative expenses.

ii) paid or accrued $70,000, (2007 - $68,000), for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a company related by virtue of certain common officers and/or directors $7,000, (2007 - $16,000), for allocated office and secretarial expenses

iv) paid $15,000 to a Company related by one common officer for the purchase of the gold.ca domain name.

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Exploration Expenditures

Refer to note 5 to the financial statements for the schedule of expenditures incurred on the various properties during the six month periods ended March 31, 2008 and March 31, 2007 respectively.

14) Capital Stock

a) Issued and outstanding

Refer to note 7 to the financial statements for details of issued and outstanding common shares as at March 31, 2008 and transactions during the six months then ended. During the period from April 1, 2008 to May 26, 2008 the Company did not issue additional shares, nor were there other changes in issued and outstanding shares.

b) Stock Options and Warrants

i) Options

No options were granted, exercised or cancelled, and none expired during the period from April 1, 2008 to May 26, 2008.

ii) Warrants

During the period from April 1, 2008 to May 26, 2008 no warrants were exercised or issued. Warrants to acquire 2,435,294 flow-through common shares at $0.20 per share expired on April 17, 2008.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The Company is examining various options for advancing the CR property including finding an interested joint venture partner. The current exploration plan includes a drill program on the Meridian property and a prospecting, mapping, soil sampling program on the Gillman property in Spring/Summer of 2008. Further the Company plans to execute a geological mapping, prospecting and geophysical surveying program on the Molygarchy property this year to delineate the open-ended mineralized trend. Given the Company's exploration budgets for 2008, future financing will be required. Management has announced a proposed private placement financing that would raise up to $550,000. The financing is not finalized and is subject to regulatory approvals.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability for the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

18) New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors. A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

18) New Accounting Policies (continued)

Future

Section 1400, General Standards of financial Statement Presentation, has been amended effective for the Company's fiscal 2009 first quarter ended December 31, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section is not expected to materially alter the Company's disclosure in future periods.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

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